UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Youdao, Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

98741T104(1)

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A ordinary share.

CUSIP NO. 98741T104	13G

1	NAMES OF REPORTING PERSON NetEase, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,285,453 Class A ordinary shares(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,285,453 Class A ordinary shares(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,285,453 Class A ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.4%(3) (representing 55.6% of the total issued and outstanding ordinary shares of the Issuer)(4)
12		TYPE OF REPORTING PERSON CO

(2) Consisting of (i) 65,387,160 Class B ordinary shares that are convertible into 65,387,160 Class A ordinary shares and (ii) 2,898,293 ADSs representing 2,898,293 Class A ordinary shares held by NetEase, Inc., a Cayman Islands company listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(3) Based on the sum of (i) 34,446,977 Class A ordinary shares outstanding as of December 31, 2022 as informed by the Issuer and (ii) 65,387,160 Class B ordinary shares held of record by NetEase, Inc., all of which can be converted into an equal number of Class A ordinary shares at the discretion of NetEase, Inc.

(4) Based on the sum of (i) 34,446,977 Class A ordinary shares and (ii) 88,288,360 Class B ordinary shares outstanding as of December 31, 2022 as provided by the Issuer.

CUSIP NO. 98741T104	13G

Item 1(a).	NAME OF ISSUER

Youdao, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

No. 399 Wangshang Road
Binjiang District, Hangzhou, 310051
People’s Republic of China

Item 2(a).	NAME OF PERSON FILING

NetEase, Inc.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

NetEase Building, No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People’s Republic of China

Item 2(c).	CITIZENSHIP

Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, $0.0001 par value per share

Item 2(e).	CUSIP No.

98741T104

This CUSIP number applies to the ADSs of the Issuer, each representing one Class A ordinary share of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

The total number of outstanding Class A ordinary shares used to calculate the percent of class represented by the Class A ordinary shares is the sum of (i) 34,446,977 Class A ordinary shares outstanding as of December 31, 2022 as informed by the Issuer and (ii) 65,387,160 Class B ordinary shares held of record by NetEase, Inc., all of which can be converted into an equal number of Class A ordinary shares at the discretion of NetEase, Inc.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP NO. 98741T104	13G

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

NETEASE, INC.

By:	/s/ Charles Zhaoxuan Yang
Name:	Charles Zhaoxuan Yang
Title:	Chief Financial Officer

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